

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046114

February 27, 2005

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2005

Re: MeadWestvaco Corporation
Incoming letter dated January 4, 2005

Dear Mr. Stein:

This is in response to your letters dated January 4, 2005 and January 19, 2005 concerning the shareholder proposal submitted to MeadWestvaco by William Steiner. We also have received letters on the proponent's behalf dated January 14, 2005, January 21, 2005, and January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 08 2005


THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2005

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Omission of Stockholder Proposal of William Steiner

Ladies and Gentlemen:

I am filing this letter on behalf of our client, MeadWestvaco Corporation (the "Company"), which has received a stockholder proposal and a supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"). The Proposal has been submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with the Company's 2005 annual meeting of stockholders (collectively, the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. The Proposal.

On October 7, 2004, the Company received the Proposal, signed by William Steiner on September 28, 2004. The Proponent designated John Chevedden (or Mr. Chevedden's designee) as his agent for purposes of the Proposal. The Proposal requests that the Company's bylaws be amended to prohibit any officer of the Company from receiving annual compensation beyond a specified limit without first obtaining majority stockholder approval within one year prior to the payment of such compensation. A copy of the Proposal and the Proponent's cover letter is attached as Exhibit A.

The Proponent was requested by the Company, in a letter dated October 11, 2004, to submit proof of his eligibility as a beneficial holder of the voting securities of the Company pursuant to Rule 14a-8(b)(1). On October 13th, the Proponent complied with this written request via fax. The Company's October 11th letter and the Proponent's proof of beneficial ownership are attached as Exhibit B.

On November 30, 2004, the Company's Director of Investor Relations had a telephone conversation with the Proponent discussing some of the Company's questions with respect to the Proposal.

Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter and its attachments. A copy of this submission is being furnished simultaneously to the Proponent and Mr. Chevedden informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. In addition, pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission.

The Company believes that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague, in violation of Rule 14a-8(i)(3). Furthermore, in violation of Rule 14a-8(i)(6), the Company is unable to implement the Proposal.

The Proposal recommends that the Company's bylaws be amended by adding the following language as set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

On behalf of the Company, I therefore respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below.

II. Grounds for Exclusion.

A. The Proposal Is Vague and Indefinite and Thus May Be Excluded Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations "including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proposal violates the Rule 14a-9 prohibition on materially false and misleading statements because it is vague and indefinite.

Vague and indefinite stockholder proposals have been consistently excluded by the Staff under Rule 14a-8(i)(3), because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 4B (Sept. 15, 2004); Philadelphia Electric Co. (avail. July 30, 1992). See also Proctor & Gamble Co. (avail. Oct. 25, 2002). In addition, if a company and its stockholders might interpret the proposal differently because a proposal is sufficiently vague and indefinite, an exclusion is justified. See Fuqua Industries, Inc. (avail. Mar. 12, 1991) (proposal "may be misleading because any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal").

Stockholder proposals concerning executive compensation have been frequently excluded by the Staff on vagueness and indefiniteness grounds. See, e.g., Safescript Pharmacies, Inc. (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (avail. Nov. 26, 2003) (proposal requesting that "compensation" for "executives in the upper management (that being plant managers to board members), be based on stock growth"); Pfizer Inc. (avail. Feb. 18, 2003) (proposal requesting that the company's board make all stock options granted to management and the board of directors at no less than the "highest stock price"); General Electric Co. (avail. Feb. 5, 2003) (proposal requesting board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); General Electric Co. (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in the following respects: (1) it fails to define the "annual compensation" that it purports to cover; (2) it fails to explain how to determine if "annual compensation" exceeds the limits established by the Internal Revenue Code (the "Code"); (3) it fails to make clear which employees' compensation it proposes to subject to stockholder approval; (4) it fails to make clear when stockholder approval should take place; and (5) the text of its bylaw provision contains contradictory and vague statements as to how it applies to performance-based compensation.

Many of the ambiguities in the Proposal stem from its vague allusions to Code Section 162(m). This Code Section provides that a public company may not deduct more than $1 million of compensation to a covered executive in any one tax year. There are several exceptions, including an exception for "performance-based compensation" if, among other things: (1) the compensation is paid solely based upon the achievement of one or more objectively determinable performance goals; (2) a committee of outside directors establishes the performance goals and other terms and conditions of the awards in a timely manner, and confirms the satisfaction of the performance goals before payment of the compensation; and (3) stockholders approve the material terms of the performance goals before the compensation is paid. Stockholder approval is valid for five years or more, depending upon the design of the arrangement.

1. The Proposal Fails to Make Clear What Compensation It Covers.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (emphasis added). The Proposal does not define "annual compensation," and the phrase has at least two different possible meanings, one under the Commission's rules and one under the Code. Thus, a term that is central to understanding the Proposal is ambiguous.

"Annual compensation" is a required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation). Many stockholders, as a result of their familiarity with Item 402, may understand the Proposal to address only these three forms of compensation. Yet, the proposed bylaw set forth in the Proposal also refers to stock options and to long-term incentive compensation, neither of which is included in "annual compensation" as defined in Item 402 of Regulation S-K.

Alternatively, it is possible that the phrase "annual compensation" as used in the Proposal is intended to be interpreted in accordance with Code Section 162(m). Unfortunately, although the limitation of Code Section 162(m) is applied annually (that is, based on the employer's tax year) the term "annual compensation" is not used in Code Section 162(m),[1] nor is it defined elsewhere in the Code or any of the Code's implementing regulations. The exception set forth in the Proposal for "incentive stock options within the meaning of the Internal Revenue Code" for which the Company records an expense on its financial statements provides an additional reason for questioning whether the phrase "annual compensation" is intended to be defined by reference to Code Section 162(m): so long as the optionee does not make a "disqualifying disposition" of the shares acquired by exercise of an "incentive stock option" within the meaning of Code Section 422, the granting corporation loses its tax deduction by reason of Code Section 421(a). Thus, Code Section 162(m) is not even potentially applicable to incentive stock options, unless as a result of an action of the optionee that is beyond the control of the granting corporation.

As noted above, the Code looks at employee remuneration based on the tax year in which the Company would claim the deduction (absent the limitation of Code Section 162(m)), which is in many cases not the same time as when the compensation would be reported in the Company's proxy statement. For example, if an executive officer of the Company elects to defer a portion of his or her salary for 2005 until 2008, the entire salary, including the deferred amount, will be shown in the Summary Compensation Table in the Company's proxy statement for its annual meeting in 2006, which reports compensation for 2005; but the Company's tax deduction for the deferred amount will not be available until 2008 (assuming the deduction is not then disallowed because of Code Section 162(m)). A similar divergence between proxy reporting and tax reporting occurs with restricted stock: restricted stock grants that vest over time are reported in the "restricted stock award" column under "long-term compensation" (rather than in the "annual compensation" column) in the granting company's summary compensation

[1] Instead, Code Section 162(m) refers to "applicable employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," but excluding certain commission-based remuneration and "remuneration payable solely on account of the attainment of one or more performance goals" that meets certain requirements, including shareholder approval of the material terms thereof.

table for the year in which the grant occurs, but the company's tax deduction is normally claimed as and when the stock vests over the tax years following the year of grant.[2]

Thus, a term that is central to understanding the Proposal is inherently ambiguous, because the Proposal does not define the term and it cannot be understood by reference to a relevant authority. As a result, stockholders cannot understand what they are voting on and, if the Company were to implement the Proposal, it would have no way of knowing whether it is applying the Proposal in a manner consistent with the stockholders' understanding.

The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and this be pro-rated each year." PepsiCo, Inc. (avail. Feb. 18, 2003). Pepsico received a grant of no-action relief from the Staff under Rule 14a-8(i)(3) as PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its stockholders would not know whether it referred to "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." Id. See also Woodward Governor Co. (avail. Nov. 26, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

2. The Proposal Fails to Explain How to Determine if Compensation Exceeds Code Limits.

In addition to not making clear the scope of the term "annual compensation," the Proposal does not explain how to determine if it exceeds the Code's limitations. First, it does not explain which limitations imposed by the Code are applicable. In addition to Code Section 162(m), as explained above, the following Code Sections all limit deductions for various forms of compensation: 162(a) (unreasonable compensation); 280G ("excess parachute payments"); 404 (*inter alia*, contributions to qualified plans) and 421(a) (incentive stock options). We infer from the Proposal's indirect allusions to Code Section 162(m) (such as the use of the phrase "performance-based compensation," which is used only in Code Section 162(m)) that the limits of Section 162(m) are the ones to which the Proposal refers. However, as the discussion below will show, even if the references in the Proposal are read this way, the relationship between the Code limits and the Proposal is extremely unclear.

Assuming that Code Section 162(m) is the applicable standard, then "annual compensation" would be analyzed based upon the amount of the tax deduction that the Company would otherwise claim for a particular tax year. This means that compensation would be

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[2] An exception occurs if the grantee elects, under Code Section 83(b), to be taxed on grant, which causes the granting company's tax deduction to be available in the year of grant (unless it is disallowed under Code Section 162(m)).

associated with a particular year not based upon when it was reported in the Company's proxy statement, nor even necessarily the year in which the employee recognized the associated taxable income, but when the Company's deduction was properly accrued under the Code. A corollary of this reading is that the amount of the compensation would be the amount that the Company would deduct (absent Code Section 162(m)). While this rule would be clear, it would pose substantial problems in actual implementation. For example, in the case of stock options, the Company does not claim its deduction until the option is exercised, and the amount of the deduction is the excess of the value of the purchased stock on the date of exercise over the exercise price paid for it. Thus, under this interpretation of the Proposal, the determination of whether stockholder approval was required could not be made until the options were exercised, long after the grant was actually made.

An alternative reading of the Proposal would be that "annual compensation" refers to "annual compensation" as defined in Item 402 of Regulation S-K, to be taken into account when reported in the Summary Compensation Table and quantified in the same manner as for these purposes. However, as noted above, "annual compensation" under Item 402 does not include options or restricted stock, whereas it seems clear that the Proposal is intended to cover options, at a minimum.

Since neither of these possible readings fully explains how or when the Company would determine whether "annual compensation" was or was not subject to stockholder approval, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

3. The Proposal Fails to Make Clear Which Employees' Compensation It Covers.

The Proposal says "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code . . ." However, the Proposal does not define the term "officer."

As discussed above, it seems likely that the limits referred to are those imposed by Code Section 162(m), rather than the many other Code Sections that limit or deny compensation deductions. However, Code Section 162(m) applies only to those who are, on the last day of the Company's fiscal year, the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules with respect to annual compensation).[3] Thus, the Company will, at any given time, have a significant number of executives to whom Code Section 162(m) does not apply but who are unambiguously "officers" within any normal construction of the term (currently there are 16 such officers). By definition,

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[3] Code Section 162(m) differs from the Commission's rules on who is included in the Summary Compensation Table, in that the Code Section applies only to executives employed as of fiscal year-end.

these officers cannot receive compensation in excess of that permitted by Code Section 162(m). Thus, one possible reading of the Proposal is that it is intended to refer only to "officers" who are subject to Code Section 162(m). However, the wording of the Proposal makes this reading uncertain at best, so that it is by no means clear that the Proposal is *not* intended to apply to the Company's other officers as well.

Since stockholders and the Company have no way of determining whose "annual compensation" would be subject to stockholder approval under the proposal, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

4. The Proposal Fails to Make Clear When Stockholder Approval Is To Be Obtained.

The bylaw text set forth in the Proposal would require the Company to ask its stockholders to approve compensation in advance, if such compensation was over the prescribed limit established by the Proposal. Specifically, approval must be obtained "within one year preceding the payment of such compensation." Yet the Proposal fails to explain when "payment" is considered to occur. This question may seem relatively easy to answer, in the case of salary, annual bonuses and similar items that would be reported in the "Salary," "Bonus" or "Other Annual Compensation" columns of the Summary Compensation Table provided for in Item 402 of Regulation S-K. However, even for these items, ambiguities and practical difficulties arise. If stockholders were to vote at the Company's annual meeting in April 2005 to approve paying the Chief Executive Officer's salary at a specified rate for 2006, would the vote fail to satisfy the requirement of the Proposal as to salary paid in May 2006 through December 2006, because the vote occurred more than a year before that portion of the salary was actually paid? If the Chief Executive Officer elected to defer a portion of his salary until termination of employment, would stockholder approval of that portion of his salary have to be delayed until the period of one year ending when the Chief Executive Officer retired, and what could the Company do if his employment were to terminate unexpectedly, for example, as a result of his death?

The Proposal's vagueness on this question of timing becomes even more obvious when stock options are considered. When is "payment" of a stock option considered to take place? The Proposal does not make clear whether stockholder approval is required within one year before the grant of an option, or within one year before it is exercised. The former time may make more sense, as it is predictable, but the latter is when the limits of Code Section 162(m) are applicable (and when the employee is taxed).

The Proposal is also unclear as to whether the stockholder approval applies to entire plans, or to individual compensation payments. The Proposal states that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." Such a statement suggests that the Proposal's focus is stockholder approval of certain types of compensation under the Company's executive compensation plans rather than specific payments to specific officers. Similarly, the Proposal's exception for performance-based compensation (discussed in more detail below in Section 5) refers to stockholder approval of plans. However, the proposed bylaw text refers to "a vote . . . within one year preceding *the payment of such compensation*" (emphasis added). If stockholders approve a bonus plan that will be in effect for a period of five years (as permitted by Code Section 162(m)), will the approval cover only those bonus payments made within one year of the date of the vote, or also bonuses paid under the approved terms during the full five-year term of the plan? The approval will *not* occur within one year before each bonus *payment*, since by definition those payments will occur over a period of at least five years, and the approval will occur only once. The internal contradictions in the Proposal and the supporting statement make it impossible to know the answer.

These defects make it unclear how the Company could comply with the Proposal by obtaining the requisite stockholder approvals in a timely manner. See, e.g., General Electric Co. (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's stockholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Therefore, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

5. The Proposal Contains Contradictory and Vague Statements About How It Applies to Performance-Based Compensation.

As noted above, the Proposal would require stockholder approval prior to the Company providing compensation to any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration." Assuming that the limits referred to are intended to be only those under Code Section 162(m), and not the other Code Sections cited in Section 2 above, the Proposal still fails to answer a basic question: does it apply only to compensation that is in fact nondeductible under Code Section 162(m), or also to compensation that would be nondeductible under Code Section 162(m), but for the fact that it qualifies for an exemption?[4]

The first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." As explained

[4] This question is similar to the question posed in Section 3: does the Proposal cover compensation that is fully deductible, but that would be nondeductible under Code Section 162(m), if the officer to whom it is paid were subject to Code Section 162(m)?

above, in spite of the Proposal's reference to a $1 million benchmark, if the "performance-based compensation" standards of Code Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million. Thus, this bylaw language suggests that, if compensation is deductible under Code Section 162(m), it is not affected by the Proposal. The first paragraph also states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal."

Yet, in the next paragraph, the Proposal states that "[f]or purposes of the limit on executive compensation established by this Code Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' . . . within the meaning of the Internal Revenue Code *only if*' (emphasis added) the compensation satisfies certain criteria set forth in clause (a), thus establishing a second exception. To further confuse matters, the criteria for the second exception are in some respects more onerous, and in other respects less onerous, than the criteria for the exception for "performance-based compensation" under Code Section 162(m). Thus, it is possible for compensation to satisfy the requirements for the Code Section 162(m) exemption and not those for the Proposal's exemption, and vice versa.

The supporting statements in the Proposal fail to address these material ambiguities. For example, in one paragraph, the statement acknowledges that the $1 million limit on the deductibility of compensation is subject to an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the Proposal were satisfied. It is not clear to us whether the quoted reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only compensation that does not satisfy the Code Section 162(m) standard for deductibility. Similarly, it is not clear whether the quoted references to "performance-based compensation" refer to the Code Section 162(m) standard or the standard set forth in clause (a) of the second paragraph of the Proposal.

Thus, the Proposal could be read in two different ways:

- Compensation may be exempt from the Proposal's stockholder approval requirement by *either* (1) being exempt as "performance-based compensation" under Code Section 162(m) *or* (2) satisfying the requirements of clause (a) of the Proposal's second paragraph; *OR*

- Compensation may be exempt from the Proposal's stockholder approval requirement only by *both* (1) being exempt as "performance-based compensation" under Code Section 162(m) *and* (2) satisfying the requirements of clause (a) of the Proposal's second paragraph.

These two different readings are likely to lead to materially different results in practice. For example, consider an executive who earns an annual salary of $1 million and an annual bonus of $500,000. The salary clearly does not meet the "performance-based compensation" criteria of either Code Section 162(m) or the Proposal. However, the annual bonus may meet the requirements of Code Section 162(m) but not those of the Proposal.[5] In such a case, the annual bonus would not be affected under the first reading of the Proposal, but under the second reading, the Proposal would prohibit payment of the bonus.

This is just one illustration of how the contradictions, ambiguities and inconsistencies in the Proposal can lead to wildly different results, depending upon various different, equally plausible interpretations. In considering how to vote for the Proposal, different stockholders may apply different interpretations. The Company, if it were to implement the Proposal, might not apply the same interpretation as that intended by any particular stockholder, or by stockholders in general. The Staff in prior no-action letters have indicated that widely varying results would render a stockholder proposal vague and indefinite under Rule 14a-8(i)(3). For example, in Otter Tail Corporation (avail. January 12, 2004), the Staff concurred that a stockholder proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the stockholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the Otter Tail proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by stockholders voting on the proposal." Occidental Petroleum Corp. (avail. Feb. 11, 1991). See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail.").

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[5] For example, the stockholders may have been told in the disclosure relating to the Plan that the bonuses would be earned based upon the achievement of goals based on EBITDA, to be determined by a committee of outside directors annually, and that the range of bonuses would be determined by the committee annually, but that in no event would any individual's annual bonus exceed $3 million. This disclosure meets the requirements of Code Section 162(m), but appears not to meet the Proposal's requirement of disclosure of "any schedule of earned values" under the Plan. As another example, the stockholder approval may have occurred more than one year before payment of the bonus. Code Section 162(m) would consider the stockholder approval of this particular plan to be valid for five years.

B. The Proposal Must Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal.

It is well-established that a company may exclude a stockholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because (1) it would require stockholder approval of an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to provide for per-capita voting on the compensation matters covered by the Proposal, and (2) for reasons discussed in Section A above, the Proposal is so vague and indefinite as to make it impossible, as a practical matter, for the Company to implement it.

The Proposal would require the Company to obtain approval of the "majority of stockholders within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." A vote of the "majority of stockholders" is also known as per-capita voting.[6] Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to vote for each share of capital stock held by such stockholder . . ." Per-capita voting differs from the "one share, one vote" requirement in Section 212(a).[7] Moreover, the Company's Certificate of Incorporation does not authorize per-capita voting. See Exhibit C. Thus, the Company could not implement the Proposal's per-capita voting requirement without first amending the Company's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires the Company to obtain stockholder approval before amending the Company's Certificate of Incorporation. Since the Company cannot guarantee that the Company's stockholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that stockholders would elect independent directors. See, e.g., H.J. Heinz Co. (avail. June 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an

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[6] While it is unusual to require per-capita voting, the literal text of the requested bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither the Company's stockholders nor the Company would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

[7] Per-capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corporation, Court of Chancery of Delaware (Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. Supr.), Unpublished Disposition (Sept. 28, 1994).

officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); General Electric Co. (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)).

See also AT&T Corp. (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies," excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); Putnam High Income Bond Fund (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); The Southern Co. (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (avail. Jan. 14, 1992). As noted in Section A above, the Proposal contains so many ambiguities that it would be impossible for the Company to determine what actions should be taken under the Proposal. Accordingly, the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. Conclusion.

For the reasons set forth above, I respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from its 2005 Proxy Materials. In the event the Staff permits the Proponent to make any revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal will be required to satisfy the 500-word limitation set forth in Rule 14a-8(d). In order to avoid the issue arising at a time when the Company is finalizing its proxy statement, I believe it is important to request this confirmation in advance.

Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company, but not to the

Proponent, by facsimile. Should you require additional information or if I can be of any further assistance in this matter, please do not hesitate to call me at (212) 403-1228.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,



Elliott V. Stein

Enclosures

cc: Mr. Wendell L. Willkie, II - Senior Vice President, General Counsel and Secretary of MeadWestvaco Corporation
Mr. William Steiner
Mr. John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John A. Luke
MeadWestvaco Corporation (MWV)
1 High Ridge Park
Stamford CT 06905

Dear Mr. Luke,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Wendell L. Willkie, II, Corporate Secretary
PH: 203 461-7400
FX: 203 461-7468
FX 203-461-7587

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, CT 06905

Law Department
tel 203 461 7400
fax 203 461 7589

MeadWestvaco

October 11, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Re: Steiner Stockholder Proposal Relating to
MeadWestvaco Corporation

Dear Mr. Chevedden:

On behalf of MeadWestvaco Corporation, a Delaware corporation (the "Company"), I am writing in response to a proposal and supporting statement received by the Company on October 7, 2004 (the "Proposal") and submitted by William Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders.

The Company wishes to inform you, as the Proponent's designated proxy, that the Proponent has failed to substantiate that he meets the eligibility requirements mandated under Rule 14a-8(b)(1) of the Securities Exchange Act of 1934. The Proposal indicated an intention to meet the continuous ownership requirement set forth in Rule 14a-8(b)(1) including a promise to forward verification of such ownership, but such information has not been received at this time. The Company hereby requests the Proponent to provide documentary support for his claim that he is the beneficial owner of at least 1% or $2,000 in market value of the Company's voting securities and that he has been a beneficial owner of such securities for at least one year from the date the Proposal was submitted to the Company (October 7, 2004).

Such documentary support may be submitted to the Company in either of the following forms:

(1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Proponent submitted the Proposal, the Proponent continuously held the securities for at least one year; or

(2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the Proponent's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In order for the Proposal to continue to be eligible for consideration by the Company for inclusion in the Company's 2005 proxy statement, the Proponent must transmit his response, including the evidence of ownership requested above, to the Company's attention within 14 calendar days of receiving this notice of defect pursuant to Rule 14a-8(f).

Additionally, please find enclosed a complete copy of the text of Rule 14a-8 for your convenience.

Questions or requests for additional information may be directed to the undersigned at (203) 461-7545.

Sincerely,



Lori Zyskowski
Assistant General Counsel

Enclosure

cc: William Steiner
Wendell L. Willkie, II

DJF

DISCOUNT BROKERS

Date: 13 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3000 shares of Meadwestvaco Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/24/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

(MWV)

Post-it® Fax Note 7671	Date 10-13-04 # of pages ▶ 1
To Lori Zyskowski	From John Chevedden
Co./Dept.	Co.
Phone # 203-461-7400	Phone # 310-371-7872
Fax # 203-461-7589	Fax #

-7587

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MW HOLDING CORPORATION

MW Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. That the name of the corporation and the name under which it was originally incorporated is "MW Holding Corporation";

2. That the corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 24, 2001;

3. That, pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware, the amendment herein set forth has been duly adopted by the Board of Directors and the sole stockholder of MW Holding Corporation;

4. That this Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware; and

5. That the text of the Certificate of Incorporation is hereby restated and amended to read in its entirety as follows:

ARTICLE I

- The name of the corporation (which is hereinafter referred to as the "Corporation") is:

MeadWestvaco Corporation

ARTICLE II

- The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

- The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is 630,000,000, consisting of 30,000,000 shares of preferred stock, par value $.01 per share (hereinafter referred to as "Preferred Stock"), and 600,000,000 shares of common stock, par value $.01 per share (hereinafter referred to as "Common Stock").

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, and increase and decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may be provided in the Certificate of Incorporation or in a Preferred Stock Designation, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

The Series A Junior Participating Preferred Stock of the Corporation (the "Series A Preferred Stock") is hereby created. The Series A Preferred Stock shall have the following designation, powers, preferences and special rights, and qualifications, limitations and restrictions:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" and the number of shares constituting the Series A Preferred Stock shall be 6,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non–cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share–by–share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in this Restated Certificate of Incorporation, or in any Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

Section 10. Amendment. This Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two–thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

ARTICLE V

In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal the By–Laws of the Corporation; provided, however, that the By–Laws adopted by the Board of Directors under the powers hereby conferred may be amended or repealed by the Board of Directors or by the stockholders having voting power with respect thereto; provided, further, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, this Restated Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least 75 percent of the voting power of the then outstanding Voting Stock (as defined in the next sentence), voting together as a single class, shall be required in order for the stockholders to adopt, amend or repeal any provision of the By–Laws.

For the purposes of this Restated Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VI

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders may be called only by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

ARTICLE VII

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors constituting the Whole Board shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board.

Unless and except to the extent that the By–Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2002, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2003, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2004. Members of each class shall hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Corporation commencing with the 2002 annual meeting, (1) directors elected to succeed those directors whose terms then expire shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (2) only if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the total number of directors which the Corporation would have if there were no vacancies shall shorten the term of any incumbent director.

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 75 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

ARTICLE VIII

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

ARTICLE IX

Except as may be expressly provided in this Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX; provided, however, that any amendment or repeal of Article VIII of this Restated Certificate of Incorporation shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal; and provided, further, that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of applicable law.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this 29th day of January, 2001.

MW HOLDING CORPORATION

By: ____________________________

Name:

Title:

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 19, 2005

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Supplemental Letter Regarding Omission of Stockholder Proposal of William Steiner

Ladies and Gentlemen:

I am filing this supplemental letter on behalf of our client, MeadWestvaco Corporation (the "Company"). On January 4, 2005, I submitted a no-action request stating that the Company intends to omit a stockholder proposal and a supporting statement (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"), from the Company's proxy statement and form of proxy to be distributed to the Company's stockholders in connection with the Company's 2005 annual meeting of stockholders. The January 4th letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal, indicated to the staff of the Division of Corporation Finance (the "Staff") our position that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and under Rule 14a-8(i)(6) because the Company is unable to implement the Proposal.

I am writing now to supplement the January 4th letter and inform the Staff there is an additional basis for exclusion, under Rule 14a-8(i)(2), because, if implemented, the Proposal would cause the Company to violate state law. Please find enclosed an opinion from the Company's special Delaware counsel, Potter Anderson & Corroon LLP, which concurs in this conclusion as well as the conclusion expressed in the January 4th letter that the Proposal contravenes Rule 14a-8(i)(6) because it is beyond the Company's power to implement. See Exhibit B.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. The Proposal, as discussed in the January 4th letter, would require the Company to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any officer of the Company to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). The requirement that approval be obtained from a vote of the "majority of stockholders" is also known as per capita voting.

As explained in the attached opinion provided by Potter Anderson & Corroon LLP, alteration of the "one share, one vote" standard set forth in Section 212(a) of the Delaware General Corporation Law is valid and enforceable only if set forth in a Delaware corporation's certificate of incorporation. The Certificate of Incorporation of the Company does not authorize per capita voting (and, in fact, echoes the one share, one vote rule of Section 212(a)). Accordingly, as set forth in the legal opinion, the Proposal requires a voting standard that, if implemented, would cause the Company to violate Delaware law. See Hewlett-Packard Company (avail. Jan. 6, 2005) (proposal recommending that HP amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee renumeration, without approval by a vote of "the majority of the stockholders," would cause HP to violate state law and is therefore excludable).

I also note that, although the Proposal, as revised, "recommends" that the Company adopt the proposed bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See, e.g., Gencorp Inc. (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). See also Badger Paper Mills, Inc. (avail. Mar. 15, 2000); Pennzoil Corporation (avail. Mar. 22, 1993).

In conclusion, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause a violation of Delaware law by the Company. Moreover, the attached legal opinion confirms that the Company does not have the power and authority to implement the Proposal, thus supporting the Company's conclusion that the Proposal is also excludable under Rule 14a-8(i)(6) as discussed in the January 4th letter.

* * *

Pursuant to Rule 14a-8(j), I am submitting six (6) copies of this supplemental letter and its attachments. A copy of this submission is being furnished simultaneously to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company, but not to the Proponent. Should you require additional information or if I can be of any further assistance in this matter, please do not hesitate to call me at (212) 403-1228.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,



Elliott V. Stein

Enclosures

cc: Mr. Wendell L. Willkie, II - Senior Vice President, General Counsel and Secretary of MeadWestvaco Corporation
Mr. William Steiner
Mr. John Chevedden

EXHIBIT A

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 4, 2005

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: MeadWestvaco Corporation
Omission of Stockholder Proposal of William Steiner

Ladies and Gentlemen:

I am filing this letter on behalf of our client, MeadWestvaco Corporation (the "Company"), which has received a stockholder proposal and a supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"). The Proposal has been submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with the Company's 2005 annual meeting of stockholders (collectively, the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. The Proposal.

On October 7, 2004, the Company received the Proposal, signed by William Steiner on September 28, 2004. The Proponent designated John Chevedden (or Mr. Chevedden's designee) as his agent for purposes of the Proposal. The Proposal requests that the Company's bylaws be amended to prohibit any officer of the Company from receiving annual compensation beyond a specified limit without first obtaining majority stockholder approval within one year prior to the payment of such compensation. A copy of the Proposal and the Proponent's cover letter is attached as Exhibit A.

The Proponent was requested by the Company, in a letter dated October 11, 2004, to submit proof of his eligibility as a beneficial holder of the voting securities of the Company pursuant to Rule 14a-8(b)(1). On October 13th, the Proponent complied with this written request via fax. The Company's October 11th letter and the Proponent's proof of beneficial ownership are attached as Exhibit B.

On November 30, 2004, the Company's Director of Investor Relations had a telephone conversation with the Proponent discussing some of the Company's questions with respect to the Proposal.

Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter and its attachments. A copy of this submission is being furnished simultaneously to the Proponent and Mr. Chevedden informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. In addition, pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission.

The Company believes that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague, in violation of Rule 14a-8(i)(3). Furthermore, in violation of Rule 14a-8(i)(6), the Company is unable to implement the Proposal.

The Proposal recommends that the Company's bylaws be amended by adding the following language as set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

On behalf of the Company, I therefore respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below.

II. Grounds for Exclusion.

A. The Proposal Is Vague and Indefinite and Thus May Be Excluded Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations "including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proposal violates the Rule 14a-9 prohibition on materially false and misleading statements because it is vague and indefinite.

Vague and indefinite stockholder proposals have been consistently excluded by the Staff under Rule 14a-8(i)(3), because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 4B (Sept. 15, 2004); Philadelphia Electric Co. (avail. July 30, 1992). See also Proctor & Gamble Co. (avail. Oct. 25, 2002). In addition, if a company and its stockholders might interpret the proposal differently because a proposal is sufficiently vague and indefinite, an exclusion is justified. See Fuqua Industries, Inc. (avail. Mar. 12, 1991) (proposal "may be misleading because any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal").

Stockholder proposals concerning executive compensation have been frequently excluded by the Staff on vagueness and indefiniteness grounds. See, e.g., Safescript Pharmacies, Inc. (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (avail. Nov. 26, 2003) (proposal requesting that "compensation" for "executives in the upper management (that being plant managers to board members), be based on stock growth"); Pfizer Inc. (avail. Feb. 18, 2003) (proposal requesting that the company's board make all stock options granted to management and the board of directors at no less than the "highest stock price"); General Electric Co. (avail. Feb. 5, 2003) (proposal requesting board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); General Electric Co. (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in the following respects: (1) it fails to define the "annual compensation" that it purports to cover; (2) it fails to explain how to determine if "annual compensation" exceeds the limits established by the Internal Revenue Code (the "Code"); (3) it fails to make clear which employees' compensation it proposes to subject to stockholder approval; (4) it fails to make clear when stockholder approval should take place; and (5) the text of its bylaw provision contains contradictory and vague statements as to how it applies to performance-based compensation.

Many of the ambiguities in the Proposal stem from its vague allusions to Code Section 162(m). This Code Section provides that a public company may not deduct more than $1 million of compensation to a covered executive in any one tax year. There are several exceptions, including an exception for "performance-based compensation" if, among other things: (1) the compensation is paid solely based upon the achievement of one or more objectively determinable performance goals; (2) a committee of outside directors establishes the performance goals and other terms and conditions of the awards in a timely manner, and confirms the satisfaction of the performance goals before payment of the compensation; and (3) stockholders approve the material terms of the performance goals before the compensation is paid. Stockholder approval is valid for five years or more, depending upon the design of the arrangement.

1. The Proposal Fails to Make Clear What Compensation It Covers.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (emphasis added). The Proposal does not define "annual compensation," and the phrase has at least two different possible meanings, one under the Commission's rules and one under the Code. Thus, a term that is central to understanding the Proposal is ambiguous.

"Annual compensation" is a required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation). Many stockholders, as a result of their familiarity with Item 402, may understand the Proposal to address only these three forms of compensation. Yet, the proposed bylaw set forth in the Proposal also refers to stock options and to long-term incentive compensation, neither of which is included in "annual compensation" as defined in Item 402 of Regulation S-K.

Alternatively, it is possible that the phrase "annual compensation" as used in the Proposal is intended to be interpreted in accordance with Code Section 162(m). Unfortunately, although the limitation of Code Section 162(m) is applied annually (that is, based on the employer's tax year) the term "annual compensation" is not used in Code Section 162(m),[1] nor is it defined elsewhere in the Code or any of the Code's implementing regulations. The exception set forth in the Proposal for "incentive stock options within the meaning of the Internal Revenue Code" for which the Company records an expense on its financial statements provides an additional reason for questioning whether the phrase "annual compensation" is intended to be defined by reference to Code Section 162(m): so long as the optionee does not make a "disqualifying disposition" of the shares acquired by exercise of an "incentive stock option" within the meaning of Code Section 422, the granting corporation loses its tax deduction by reason of Code Section 421(a). Thus, Code Section 162(m) is not even potentially applicable to incentive stock options, unless as a result of an action of the optionee that is beyond the control of the granting corporation.

As noted above, the Code looks at employee remuneration based on the tax year in which the Company would claim the deduction (absent the limitation of Code Section 162(m)), which is in many cases not the same time as when the compensation would be reported in the Company's proxy statement. For example, if an executive officer of the Company elects to defer a portion of his or her salary for 2005 until 2008, the entire salary, including the deferred amount, will be shown in the Summary Compensation Table in the Company's proxy statement for its annual meeting in 2006, which reports compensation for 2005; but the Company's tax deduction for the deferred amount will not be available until 2008 (assuming the deduction is not then disallowed because of Code Section 162(m)). A similar divergence between proxy reporting and tax reporting occurs with restricted stock: restricted stock grants that vest over time are reported in the "restricted stock award" column under "long-term compensation" (rather than in the "annual compensation" column) in the granting company's summary compensation

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[1] Instead, Code Section 162(m) refers to "applicable employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," but excluding certain commission-based remuneration and "remuneration payable solely on account of the attainment of one or more performance goals" that meets certain requirements, including shareholder approval of the material terms thereof.

table for the year in which the grant occurs, but the company's tax deduction is normally claimed as and when the stock vests over the tax years following the year of grant.[2]

Thus, a term that is central to understanding the Proposal is inherently ambiguous, because the Proposal does not define the term and it cannot be understood by reference to a relevant authority. As a result, stockholders cannot understand what they are voting on and, if the Company were to implement the Proposal, it would have no way of knowing whether it is applying the Proposal in a manner consistent with the stockholders' understanding.

The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and this be pro-rated each year." PepsiCo, Inc. (avail. Feb. 18, 2003). Pepsico received a grant of no-action relief from the Staff under Rule 14a-8(i)(3) as PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its stockholders would not know whether it referred to "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." Id. See also Woodward Governor Co. (avail. Nov. 26, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

2. The Proposal Fails to Explain How to Determine if Compensation Exceeds Code Limits.

In addition to not making clear the scope of the term "annual compensation," the Proposal does not explain how to determine if it exceeds the Code's limitations. First, it does not explain which limitations imposed by the Code are applicable. In addition to Code Section 162(m), as explained above, the following Code Sections all limit deductions for various forms of compensation: 162(a) (unreasonable compensation); 280G ("excess parachute payments"); 404 (*inter alia*, contributions to qualified plans) and 421(a) (incentive stock options). We infer from the Proposal's indirect allusions to Code Section 162(m) (such as the use of the phrase "performance-based compensation," which is used only in Code Section 162(m)) that the limits of Section 162(m) are the ones to which the Proposal refers. However, as the discussion below will show, even if the references in the Proposal are read this way, the relationship between the Code limits and the Proposal is extremely unclear.

Assuming that Code Section 162(m) is the applicable standard, then "annual compensation" would be analyzed based upon the amount of the tax deduction that the Company would otherwise claim for a particular tax year. This means that compensation would be

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[2] An exception occurs if the grantee elects, under Code Section 83(b), to be taxed on grant, which causes the granting company's tax deduction to be available in the year of grant (unless it is disallowed under Code Section 162(m)).

associated with a particular year not based upon when it was reported in the Company's proxy statement, nor even necessarily the year in which the employee recognized the associated taxable income, but when the Company's deduction was properly accrued under the Code. A corollary of this reading is that the amount of the compensation would be the amount that the Company would deduct (absent Code Section 162(m)). While this rule would be clear, it would pose substantial problems in actual implementation. For example, in the case of stock options, the Company does not claim its deduction until the option is exercised, and the amount of the deduction is the excess of the value of the purchased stock on the date of exercise over the exercise price paid for it. Thus, under this interpretation of the Proposal, the determination of whether stockholder approval was required could not be made until the options were exercised, long after the grant was actually made.

An alternative reading of the Proposal would be that "annual compensation" refers to "annual compensation" as defined in Item 402 of Regulation S-K, to be taken into account when reported in the Summary Compensation Table and quantified in the same manner as for these purposes. However, as noted above, "annual compensation" under Item 402 does not include options or restricted stock, whereas it seems clear that the Proposal is intended to cover options, at a minimum.

Since neither of these possible readings fully explains how or when the Company would determine whether "annual compensation" was or was not subject to stockholder approval, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

3. The Proposal Fails to Make Clear Which Employees' Compensation It Covers.

The Proposal says "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code . . ." However, the Proposal does not define the term "officer."

As discussed above, it seems likely that the limits referred to are those imposed by Code Section 162(m), rather than the many other Code Sections that limit or deny compensation deductions. However, Code Section 162(m) applies only to those who are, on the last day of the Company's fiscal year, the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules with respect to annual compensation).[3] Thus, the Company will, at any given time, have a significant number of executives to whom Code Section 162(m) does not apply but who are unambiguously "officers" within any normal construction of the term (currently there are 16 such officers). By definition,

[3] Code Section 162(m) differs from the Commission's rules on who is included in the Summary Compensation Table, in that the Code Section applies only to executives employed as of fiscal year-end.

these officers cannot receive compensation in excess of that permitted by Code Section 162(m). Thus, one possible reading of the Proposal is that it is intended to refer only to "officers" who are subject to Code Section 162(m). However, the wording of the Proposal makes this reading uncertain at best, so that it is by no means clear that the Proposal is *not* intended to apply to the Company's other officers as well.

Since stockholders and the Company have no way of determining whose "annual compensation" would be subject to stockholder approval under the proposal, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

4. The Proposal Fails to Make Clear When Stockholder Approval Is To Be Obtained.

The bylaw text set forth in the Proposal would require the Company to ask its stockholders to approve compensation in advance, if such compensation was over the prescribed limit established by the Proposal. Specifically, approval must be obtained "within one year preceding the payment of such compensation." Yet the Proposal fails to explain when "payment" is considered to occur. This question may seem relatively easy to answer, in the case of salary, annual bonuses and similar items that would be reported in the "Salary," "Bonus" or "Other Annual Compensation" columns of the Summary Compensation Table provided for in Item 402 of Regulation S-K. However, even for these items, ambiguities and practical difficulties arise. If stockholders were to vote at the Company's annual meeting in April 2005 to approve paying the Chief Executive Officer's salary at a specified rate for 2006, would the vote fail to satisfy the requirement of the Proposal as to salary paid in May 2006 through December 2006, because the vote occurred more than a year before that portion of the salary was actually paid? If the Chief Executive Officer elected to defer a portion of his salary until termination of employment, would stockholder approval of that portion of his salary have to be delayed until the period of one year ending when the Chief Executive Officer retired, and what could the Company do if his employment were to terminate unexpectedly, for example, as a result of his death?

The Proposal's vagueness on this question of timing becomes even more obvious when stock options are considered. When is "payment" of a stock option considered to take place? The Proposal does not make clear whether stockholder approval is required within one year before the grant of an option, or within one year before it is exercised. The former time may make more sense, as it is predictable, but the latter is when the limits of Code Section 162(m) are applicable (and when the employee is taxed).

The Proposal is also unclear as to whether the stockholder approval applies to entire plans, or to individual compensation payments. The Proposal states that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." Such a statement suggests that the Proposal's focus is stockholder approval of certain types of compensation under the Company's executive compensation plans rather than specific payments to specific officers. Similarly, the Proposal's exception for performance-based compensation (discussed in more detail below in Section 5) refers to stockholder approval of plans. However, the proposed bylaw text refers to "a vote . . . within one year preceding *the payment of such compensation*" (emphasis added). If stockholders approve a bonus plan that will be in effect for a period of five years (as permitted by Code Section 162(m)), will the approval cover only those bonus payments made within one year of the date of the vote, or also bonuses paid under the approved terms during the full five-year term of the plan? The approval will *not* occur within one year before each bonus *payment*, since by definition those payments will occur over a period of at least five years, and the approval will occur only once. The internal contradictions in the Proposal and the supporting statement make it impossible to know the answer.

These defects make it unclear how the Company could comply with the Proposal by obtaining the requisite stockholder approvals in a timely manner. See, e.g., General Electric Co. (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's stockholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Therefore, the Proposal's stockholder approval provision is sufficiently vague and indefinite to be excluded under Rule 14a-8(i)(3).

5. The Proposal Contains Contradictory and Vague Statements About How It Applies to Performance-Based Compensation.

As noted above, the Proposal would require stockholder approval prior to the Company providing compensation to any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration." Assuming that the limits referred to are intended to be only those under Code Section 162(m), and not the other Code Sections cited in Section 2 above, the Proposal still fails to answer a basic question: does it apply only to compensation that is in fact nondeductible under Code Section 162(m), or also to compensation that would be nondeductible under Code Section 162(m), but for the fact that it qualifies for an exemption?[4]

The first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." As explained

[4] This question is similar to the question posed in Section 3: does the Proposal cover compensation that is fully deductible, but that would be nondeductible under Code Section 162(m), if the officer to whom it is paid were subject to Code Section 162(m)?

above, in spite of the Proposal's reference to a $1 million benchmark, if the "performance-based compensation" standards of Code Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million. Thus, this bylaw language suggests that, if compensation is deductible under Code Section 162(m), it is not affected by the Proposal. The first paragraph also states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal."

Yet, in the next paragraph, the Proposal states that "[f]or purposes of the limit on executive compensation established by this Code Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' . . . within the meaning of the Internal Revenue Code *only if*" (emphasis added) the compensation satisfies certain criteria set forth in clause (a), thus establishing a second exception. To further confuse matters, the criteria for the second exception are in some respects more onerous, and in other respects less onerous, than the criteria for the exception for "performance-based compensation" under Code Section 162(m). Thus, it is possible for compensation to satisfy the requirements for the Code Section 162(m) exemption and not those for the Proposal's exemption, and vice versa.

The supporting statements in the Proposal fail to address these material ambiguities. For example, in one paragraph, the statement acknowledges that the $1 million limit on the deductibility of compensation is subject to an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the Proposal were satisfied. It is not clear to us whether the quoted reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only compensation that does not satisfy the Code Section 162(m) standard for deductibility. Similarly, it is not clear whether the quoted references to "performance-based compensation" refer to the Code Section 162(m) standard or the standard set forth in clause (a) of the second paragraph of the Proposal.

Thus, the Proposal could be read in two different ways:

- Compensation may be exempt from the Proposal's stockholder approval requirement by *either* (1) being exempt as "performance-based compensation" under Code Section 162(m) *or* (2) satisfying the requirements of clause (a) of the Proposal's second paragraph; *OR*

- Compensation may be exempt from the Proposal's stockholder approval requirement only by *both* (1) being exempt as "performance-based compensation" under Code Section 162(m) *and* (2) satisfying the requirements of clause (a) of the Proposal's second paragraph.

These two different readings are likely to lead to materially different results in practice. For example, consider an executive who earns an annual salary of $1 million and an annual bonus of $500,000. The salary clearly does not meet the "performance-based compensation" criteria of either Code Section 162(m) or the Proposal. However, the annual bonus may meet the requirements of Code Section 162(m) but not those of the Proposal.[5] In such a case, the annual bonus would not be affected under the first reading of the Proposal, but under the second reading, the Proposal would prohibit payment of the bonus.

This is just one illustration of how the contradictions, ambiguities and inconsistencies in the Proposal can lead to wildly different results, depending upon various different, equally plausible interpretations. In considering how to vote for the Proposal, different stockholders may apply different interpretations. The Company, if it were to implement the Proposal, might not apply the same interpretation as that intended by any particular stockholder, or by stockholders in general. The Staff in prior no-action letters have indicated that widely varying results would render a stockholder proposal vague and indefinite under Rule 14a-8(i)(3). For example, in Otter Tail Corporation (avail. January 12, 2004), the Staff concurred that a stockholder proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the stockholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the Otter Tail proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by stockholders voting on the proposal." Occidental Petroleum Corp. (avail. Feb. 11, 1991). See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail.").

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[5] For example, the stockholders may have been told in the disclosure relating to the Plan that the bonuses would be earned based upon the achievement of goals based on EBITDA, to be determined by a committee of outside directors annually, and that the range of bonuses would be determined by the committee annually, but that in no event would any individual's annual bonus exceed $3 million. This disclosure meets the requirements of Code Section 162(m), but appears not to meet the Proposal's requirement of disclosure of "any schedule of earned values" under the Plan. As another example, the stockholder approval may have occurred more than one year before payment of the bonus. Code Section 162(m) would consider the stockholder approval of this particular plan to be valid for five years.

B. The Proposal Must Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal.

It is well-established that a company may exclude a stockholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because (1) it would require stockholder approval of an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to provide for per-capita voting on the compensation matters covered by the Proposal, and (2) for reasons discussed in Section A above, the Proposal is so vague and indefinite as to make it impossible, as a practical matter, for the Company to implement it.

The Proposal would require the Company to obtain approval of the "majority of stockholders within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." A vote of the "majority of stockholders" is also known as per-capita voting.[6] Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to vote for each share of capital stock held by such stockholder . . ." Per-capita voting differs from the "one share, one vote" requirement in Section 212(a).[7] Moreover, the Company's Certificate of Incorporation does not authorize per-capita voting. See Exhibit C. Thus, the Company could not implement the Proposal's per-capita voting requirement without first amending the Company's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires the Company to obtain stockholder approval before amending the Company's Certificate of Incorporation. Since the Company cannot guarantee that the Company's stockholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that stockholders would elect independent directors. See, e.g., H.J. Heinz Co. (avail. June 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an

---

[6] While it is unusual to require per-capita voting, the literal text of the requested bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither the Company's stockholders nor the Company would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

[7] Per-capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corporation, Court of Chancery of Delaware (Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. Supr.), Unpublished Disposition (Sept. 28, 1994).

officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); General Electric Co. (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)).

See also AT&T Corp. (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies," excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); Putnam High Income Bond Fund (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); The Southern Co. (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (avail. Jan. 14, 1992). As noted in Section A above, the Proposal contains so many ambiguities that it would be impossible for the Company to determine what actions should be taken under the Proposal. Accordingly, the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. Conclusion.

For the reasons set forth above, I respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from its 2005 Proxy Materials. In the event the Staff permits the Proponent to make any revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal will be required to satisfy the 500-word limitation set forth in Rule 14a-8(d). In order to avoid the issue arising at a time when the Company is finalizing its proxy statement, I believe it is important to request this confirmation in advance.

Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company, but not to the

Proponent, by facsimile. Should you require additional information or if I can be of any further assistance in this matter, please do not hesitate to call me at (212) 403-1228.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,



Elliott V. Stein

Enclosures

cc: Mr. Wendell L. Willkie, II - Senior Vice President, General Counsel and Secretary of MeadWestvaco Corporation
Mr. William Steiner
Mr. John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John A. Luke
MeadWestvaco Corporation (MWV)
1 High Ridge Park
Stamford CT 06905

Dear Mr. Luke,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/20/04
Date

cc: Wendell L. Willkie, II, Corporate Secretary
PH: 203 461-7400
FX: 203 461-7468
FX 203-461-7587

3 – *Subject Non-Deductible Executive Compensation to Shareholder Vote*

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, CT 06905

Law Department
tel 203 461 7400
fax 203 461 7589

MeadWestvaco

October 11, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Re: Steiner Stockholder Proposal Relating to MeadWestvaco Corporation

Dear Mr. Chevedden:

On behalf of MeadWestvaco Corporation, a Delaware corporation (the "Company"), I am writing in response to a proposal and supporting statement received by the Company on October 7, 2004 (the "Proposal") and submitted by William Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders.

The Company wishes to inform you, as the Proponent's designated proxy, that the Proponent has failed to substantiate that he meets the eligibility requirements mandated under Rule 14a-8(b)(1) of the Securities Exchange Act of 1934. The Proposal indicated an intention to meet the continuous ownership requirement set forth in Rule 14a-8(b)(1) including a promise to forward verification of such ownership, but such information has not been received at this time. The Company hereby requests the Proponent to provide documentary support for his claim that he is the beneficial owner of at least 1% or $2,000 in market value of the Company's voting securities and that he has been a beneficial owner of such securities for at least one year from the date the Proposal was submitted to the Company (October 7, 2004).

Such documentary support may be submitted to the Company in either of the following forms:

(1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Proponent submitted the Proposal, the Proponent continuously held the securities for at least one year; or

(2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the Proponent's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In order for the Proposal to continue to be eligible for consideration by the Company for inclusion in the Company's 2005 proxy statement, the Proponent must transmit his response, including the evidence of ownership requested above, to the Company's attention within 14 calendar days of receiving this notice of defect pursuant to Rule 14a-8(f).

Additionally, please find enclosed a complete copy of the text of Rule 14a-8 for your convenience.

Questions or requests for additional information may be directed to the undersigned at (203) 461-7545.

Sincerely,



Lori Zyskowski
Assistant General Counsel

Enclosure

cc: William Steiner
Wendell L. Willkie, II

DJF

DISCOUNT BROKERS

Date: 13 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number A115-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3000 shares of Meadwestvaco Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/24/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

MWV

Post-it® Fax Note 7671	Date 10-13-04	# of pages ▶ 1
To Lori Zyskowski	From John Chevedden	
Co./Dept.	Co.	
Phone # 203-461-7400	Phone # 310-371-7872	
Fax # 203-461-7589	Fax #	

-7587

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MW HOLDING CORPORATION

MW Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. That the name of the corporation and the name under which it was originally incorporated is "MW Holding Corporation";

2. That the corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 24, 2001;

3. That, pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware, the amendment herein set forth has been duly adopted by the Board of Directors and the sole stockholder of MW Holding Corporation;

4. That this Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware; and

5. That the text of the Certificate of Incorporation is hereby restated and amended to read in its entirety as follows:

ARTICLE I

- The name of the corporation (which is hereinafter referred to as the "Corporation") is:

MeadWestvaco Corporation

ARTICLE II

- The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

- The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is 630,000,000, consisting of 30,000,000 shares of preferred stock, par value $.01 per share (hereinafter referred to as "Preferred Stock"), and 600,000,000 shares of common stock, par value $.01 per share (hereinafter referred to as "Common Stock").

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, and increase and decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may be provided in the Certificate of Incorporation or in a Preferred Stock Designation, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

The Series A Junior Participating Preferred Stock of the Corporation (the "Series A Preferred Stock") is hereby created. The Series A Preferred Stock shall have the following designation, powers, preferences and special rights, and qualifications, limitations and restrictions:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" and the number of shares constituting the Series A Preferred Stock shall be 6,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non–cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share–by–share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in this Restated Certificate of Incorporation, or in any Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

Section 10. Amendment. This Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two–thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

ARTICLE V

In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal the By–Laws of the Corporation; provided, however, that the By–Laws adopted by the Board of Directors under the powers hereby conferred may be amended or repealed by the Board of Directors or by the stockholders having voting power with respect thereto; provided, further, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, this Restated Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least 75 percent of the voting power of the then outstanding Voting Stock (as defined in the next sentence), voting together as a single class, shall be required in order for the stockholders to adopt, amend or repeal any provision of the By–Laws.

For the purposes of this Restated Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VI

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders may be called only by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

ARTICLE VII

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors constituting the Whole Board shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board.

Unless and except to the extent that the By–Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2002, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2003, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2004. Members of each class shall hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Corporation commencing with the 2002 annual meeting, (1) directors elected to succeed those directors whose terms then expire shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (2) only if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the total number of directors which the Corporation would have if there were no vacancies shall shorten the term of any incumbent director.

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By–Laws.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 75 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

ARTICLE VIII

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

ARTICLE IX

Except as may be expressly provided in this Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX; provided, however, that any amendment or repeal of Article VIII of this Restated Certificate of Incorporation shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal; and provided, further, that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of applicable law.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this 29th day of January, 2001.

MW HOLDING CORPORATION

By: ____________________________

Name:

Title:

EXHIBIT B



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 18, 2005

MeadWestvaco Corporation
One High Ridge Park
Stamford, CT 06905

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to MeadWestvaco Corporation, a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner, naming John Chevedden as his designated representative, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinions hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Amended and Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on January 29, 2002, and the Certificate of Merger of Westvaco Corporation into the Company, as filed with the Secretary of State on December 31, 2002, which we assume together constitute the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The Bylaws of the Company, in the form set forth as Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2004, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proposal recommends that the Bylaws be amended by adding the following provision:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

You have requested our opinion, as a matter of Delaware law, whether the purported per capita vote requirement set forth in the Proposal, which requires a vote of a majority of the stockholders in certain circumstances, would, if implemented, cause the Company to violate Delaware law.

Discussion

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any officers of the Company to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." (emphasis added). Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. In other words, by its express terms, the provision contemplates per capita voting.

Section 212 of the General Corporation Law provides in pertinent part that "[u]nless otherwise provided in the certificate of incorporation ... each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." The third paragraph of Article IV of the Certificate of Incorporation also sets forth a one-vote-per-share rule for voting by holders of the Company's Common Stock. Alteration of the "one-vote-per-share rule" is valid and enforceable only if set forth in the certificate of incorporation. Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977); see also Williams v. Geier, 671 A.2d 1368 (Del. 1996) (holding that alteration of the one-vote-per-share status by amendment to the certificate of incorporation was valid); Sagusa, Inc. v. Magellan Petroleum Corp., 1993 WL 512487 (Del. Ch. Dec. 1, 1993) (holding that a per capita voting scheme provided in both the certificate of incorporation and the bylaws was valid). In our opinion, because the Proposal, if adopted, would alter the one-vote-per-share rule established by statute and the Company's Certificate of Incorporation through a bylaw amendment only, as described in the statutory and case law authority cited above, it is invalid and unenforceable under Delaware law. See Sagusa, 1993 WL 512487, at *1 (noting that Section 212, although establishing the one-vote-per-share rule, expressly authorizes corporations to "otherwise provide" in its certificate of incorporation); 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation...."); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) ("[A] bylaw which is in conflict with a provision in a certificate of incorporation is invalid").[1]

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that the Company does not have the power and authority to implement the Proposal. Moreover, even if the Proposal were changed to request an amendment to the Certificate of

[1] Article I, Section 1.9 of the Bylaws also sets forth a one-vote-per-share rule. Given the fact that the Proposal does not seek to repeal that provision, implementation of the Proposal would also result in a conflict in the Bylaws.

Incorporation to implement its per capita voting scheme, the Company would not have the unilateral power and authority to implement such a Proposal. This is the case because neither the Board of Directors nor the stockholders, acting alone, may approve an amendment to the Certificate of Incorporation. Any such amendment first must be adopted and declared advisable by the Board of Directors and then submitted to the stockholders for their approval, which the Company cannot guarantee. 8 Del. C. § 242.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that (i) the Proposal, if adopted, would cause the Company to violate Delaware law and its Certificate of Incorporation, and (ii) the Company does not have the power and authority to implement the Proposal.

The foregoing opinions are limited to the General Corporation Law as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,

Potter Anderson & Corroon LLP

666189v2: JFG/MKR

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

Rule 14a-8(i)(6)
The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:

"SEC Chief Bent On Reform

"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.

"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:
"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:
* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

Rule 14a-8(i)(6)

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:

"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process. Since this no action request was dated January 4, 2005, and it is presumed to be submitted on time, it is respectfully requested that the shareholder party have until the end of January to provide additional information.

Sincerely,



John Chevedden

cc:
William Steiner
Wendell L. Willkie, II



Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies for use at the 2005 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees identified in this Notice and to vote on any other matters that shall be voted upon at the 2005 Annual Meeting. Oracle will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission ("SEC") in connection with this solicitation of proxies for the 2004 Annual Meeting (the "Proxy Statement"). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a proxy card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. ("MacKenzie") to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC ("CSFB") may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle's tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

###


Printer View

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

The company has stated, although it has not emphasized the point, that it would be possible for the company, a Delaware company, to adopt per capita voting. Thus this proposal would properly apply to any future time the company would have per capita voting.

Hence the second opinion in the worst case could only limit the application of the proposal. Additionally the company does not claim that the current board has the power to bind future boards from adopting per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

Additionally the intuitive interchangeably of "majority of the stockholders" with majority vote or one share, one vote is supported by the fact that one company received this proposal in August 2004 and did not question this point until January 2005 – a full two months after its initial no action request.

Sincerely,



John Chevedden

cc:
William Steiner
Wendell L. Willkie, II

Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

MeadWestvaco Corporation (MWV)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding …" which does not seem to be per capita voting.

If our company insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Sincerely,



John Chevedden

cc:
William Steiner
Wendell L. Willkie, II

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MeadWestvaco Corporation
Incoming letter dated January 4, 2005

The proposal recommends that MeadWestvaco amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause MeadWestvaco to violate state law. Accordingly, we will not recommend enforcement action to the Commission if MeadWestvaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which MeadWestvaco relies.

Sincerely,



Heather L. Maples
Special Counsel